SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SandRidge Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

80007P307

(CUSIP Number)

April 17, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 80007P307	Page of Pages

(1)	Name of reporting person: R/C Dynamic Holdings, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 1,402,425
(7) Sole dispositive power 0
(8) Shared dispositive power 1,402,425
(9)	Aggregate amount beneficially owned by each reporting person 1,402,425
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 0.29%
(12)	Type of reporting person PN

Item 1(a).	Name of issuer:

  SandRidge Energy, Inc.

Item 1(b).	Address of issuer’s principal executive offices:

  123 Robert S. Kerr Avenue

  Oklahoma City, Oklahoma 73102

Item 2(a).	Names of persons filing:

  R/C Dynamic Holdings, L.P. (“R/C”)

Item 2(b).	Address or principal business office or, if none, residence:

  712 Fifth Avenue, 51st Floor

  New York, New York 10019

Item 2(c).	Citizenship:

  R/C is a Delaware limited partnership.

Item 2(d).	Title of class of securities:

  Common stock, par value $0.001

Item 2(e).	CUSIP number:

  80007P307

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

  Not applicable.

Item 4.	Ownership:

1.	Amount beneficially owned: 1,402,425

2.	Percent of class: 0.29%

3.	Number of shares as to which the person has:

a.	Sole power to vote or to direct the vote: 0

b.	Shared power to vote or to direct the vote: 1,402,425

c.	Sole power to dispose or to direct the disposition of: 0

d.	Shared power to dispose or to direct the disposition of: 1,402,425

R/C is the sole record and beneficial owner of 1,402,425 shares of common stock. R/C has shared voting and dispositive powers with respect to such shares. On April 17, 2012, R/C distributed 49,968,463 shares of common stock to certain of its limited partners (the “Recipients”).

Riverstone/Carlyle Energy Partners IV, L.P. (“GP”) is the general partner of R/C and the Recipients. GP does not directly own any shares of common stock. By virtue of being the general partner of R/C and the Recipients, however, GP may be deemed to possess shared voting and dispositive powers with respect to the 1,402,425 shares of common stock held by R/C and the 49,968,463 shares of common stock held by the Recipients. GP expressly disclaims any beneficial ownership over such shares. GP has filed a separate Schedule 13G (jointly with Ultimate GP (defined below)) with respect to such shares.

R/C Energy GP IV, LLC (“Ultimate GP”) is the general partner of GP. Ultimate GP does not directly own any shares of common stock. By virtue of being the general partner of the general partner of R/C and the Recipients, however, Ultimate GP may be deemed to possess shared voting and dispositive powers with respect to the 1,402,425 shares of common stock held by R/C and the 49,968,463 shares of common stock held by the Recipients. Ultimate GP expressly disclaims any beneficial ownership over such shares. Ultimate GP has filed a separate Schedule 13G jointly with GP with respect to such shares.

Ultimate GP is managed by a managing board. Pierre F. Lapeyre, Jr., David M. Leuschen, Andrew W. Ward, Michael B. Hoffman, Lord John Browne, N. John Lancaster, Daniel A. D’Aniello and Edward J. Mathias, as members of the managing board of Ultimate GP may be deemed to possess voting and dispositive powers with respect to the 1,402,425 shares of common stock held by R/C and the 49,968,463 shares of common stock held by the Recipients. Such individuals expressly disclaim any beneficial ownership over such shares.

Item 5.	Ownership of five percent or less of a class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2012

R/C DYNAMIC HOLDINGS, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By:	R/C Energy GP IV, LLC, its general partner

/s/ Tom Walker
Name: Tom Walker
Title: Managing Director